



Taneum Creek Brewing LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $124,000

Offering End Date: May 29, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Taneum Creek Brewing LLC

Founded: January 19, 2017

Address: 200 1/2 Madison St
             Cle Elum, WA 98922

Industry: Brewery

Employees: 1

Website: https://www.taneumcreekbrewing.com/

Use of Funds Allocation:

If the maximum raise is met:

$60,140 (48.50%) – of the proceeds will go towards debt refinance
$56,420 (45.50%) – of the proceeds will go towards working capital- equipment and taproom improvements
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,349 Followers





Business Metrics:

	FY23	FY24	YTD 3/17/2025
Total Assets	$186,688	$195,146	$200,874
Cash & Cash Equivalents	$4,464	$3,068	$6,252
Accounts Receivable	$335	$335	$335
Short-term Debt	$251,087	$257,826	$247,964
Long-term Debt	$0	$0	$0
Revenue	$119,685	$205,751	$32,868
Cost of Goods Sold	$7,475	$15,876	$1,498
Taxes	$0	$0	$0
Net Income	-$19,133	$4,702	$15,590

Recognition:

Taneum Creek Brewing LLC (DBA Taneum Creek Brewing) focuses on sourcing everything they can from Eastern Washington growers and producers. They have been open since September 2023 in their current location and have been growing both with the taproom and distribution ever since.

About:

Taneum Creek Brewing LLC (DBA Taneum Creek Brewing) is a small, family run brewery that focuses on making unique craft beer with hyper locally sourced ingredients. Their taproom provides a comfortable, family friendly space built to foster community and support other local businesses and nonprofits.

For more information, contact our Customer Support Team at support@thesmbx.com

